SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-14862

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari

Camacari, Bahia – CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐             No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐             No:  ☒

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Braskem S.A., or Braskem, should be read in conjunction with (1) Braskem’s unaudited consolidated interim financial information at September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010, filed with the United States Securities and Exchange Commission, or the SEC, on November 17, 2011, which we refer to as the Braskem Third Quarter Financial Statement Report, (2) the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information,” “Item 5: Operating and Financial Review and Prospects,” “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and Braskem’s audited consolidated financial statements at December 31, 2010 and 2009 and for the two years ended December 31, 2010 included in Braskem’s annual report on Form 20-F for the fiscal year ended December 31, 2010, filed with the United States Securities and Exchange Commission, or the SEC, on June 10, 2011, which we refer to as the Braskem Annual Report, and (3) our Supplement Segment Information for the year ended December 31, 2010 contained in a Form 6-K which we filed with the SEC on June 15, 2011, which we refer to as the Supplemental Segment Information Report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Braskem’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth herein under “Forward-Looking Statements” and in “Item 3. Key Information—Risk Factors” in the Braskem Annual Report.

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a brief overview of our company and the principal factors that have influenced our results of operations during the nine-month period ended September 30, 2011;

•	a summary of our financial presentation;

•	a discussion of developments since September 30, 2011 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the nine-month periods ended September 30, 2011 and 2010; and

•

a discussion of our liquidity and capital resources, including our cash flows for the nine-month period ended September 30, 2011 and our material short-term and long-term indebtedness at September 30, 2011.

Overview

We are the largest producer of thermoplastic resins in the Americas, based on annual production capacity of our 35 plants in Brazil, the United States and Germany at September 30, 2011. We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on polyethylene, polypropylene and polyvinyl chloride, or PVC. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2010. We recorded net sales revenue of R$24,465.8 million and net loss of R$316.0 million during the nine-month period ended September 30, 2011, and net sales revenue of R$25,494.8 million and net income of R$1,889.5 million during the year ended December 31, 2010.

Our results of operations for the nine-month period ended September 30, 2011 have been influenced, and will continue to be significantly influenced in future periods, as a result of (1) our acquisition of the Quattor Companies in the Quattor Acquisition and (2) our acquisition of Braskem America in the Sunoco Chemicals Acquisition. For information regarding these acquisitions and the acquired companies, see “Item 4. Information on the Company—History and Development of Our Company—Sunoco Chemicals Acquisition,” “Item 4. Information on the

Company—History and Development of Our Company—Quattor Acquisition,” “Item 4. Information on the Company—Quattor Unit,” and “Item 4. Information on the Company—Braskem America” in the Braskem Annual Report. In addition, our results of operations for the nine-month periods ended September 30, 2011 and 2010 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•

the growth rate of Brazilian GDP, which grew by 4.7% during the 12-month period ended June 30, 2011 (the most recent 12-month period for which the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) has released information), which affects the demand for our products and, consequently, our domestic sales volume;

•	the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

•

the international market price of naphtha, our principal raw material, expressed in dollars, which has a significant effect on the cost of producing our products and the average price of which increased by 38.4% during the nine-month period ended September 30, 2011 compared to the corresponding period of 2010;

•

the average domestic prices of our principal products expressed in dollars, which fluctuate to a significant extent based on fluctuations of international prices for these products and which also have a high correlation to our raw material costs;

•

our capacity utilization rates, which declined during the nine-month period ended September 30, 2011 compared to the corresponding period of 2010, primarily as a result of the unscheduled shutdown of our plants in the States of Bahia and Alagoas, including our plants at the Northeastern Complex and the plants of our Vinyls Unit, as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil and which required us to undertake certain repairs to our plants and reduced the capacity utilization of these plants as we ramped up production to normal utilization levels following this power failure;

•

changes in the real/U.S. dollar exchange rate, including the 11.3% depreciation of the Brazilian real against the U.S. dollar during the nine-month period ended September 30, 2011 compared to the 2.7% appreciation of the Brazilian real against the U.S. dollar during the corresponding period of 2010, which have affected our financial expenses as a result of our significant U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars;

•

the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt, and fluctuations in the LIBOR rate, which affect our interest expenses on our dollar-denominated floating rate debt;

•

the inflation rate in Brazil, which was 4.31% during the nine-month period ended September 30, 2011 (on an annualized basis) compared to 8.05% during the corresponding period of 2010, in each case, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), or the IGP-DI, and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•	the tax policies adopted by, and resulting tax obligations to, the Brazilian government and the governments of the Brazilian states in which we operate.

Presentation of Financial Statements

We have prepared our unaudited consolidated interim financial information at September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010 in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

Reorganization of Business Segments

As a result of our acquisition of control of Quattor Participações S.A., or Quattor, we have consolidated the results of Quattor and its subsidiaries, including Quattor Química S.A., or Quattor Química, Rio Polímeros S.A., or RioPol, and Braskem Petroquímica S.A. (formerly Quattor Petroquímica S.A.), or Braskem Petroquímica, into our financial statements as from May 1, 2010. As a result of our acquisition of control of Unipar Comercial e Distribuidora S.A., or Unipar Comercial, we consolidated the results of Unipar Comercial into our financial statements as from May 1, 2010 until its merger with our subsidiary IQ Soluções & Química, or quantiQ on January 3, 2011. As a result of our acquisition of control of Polibutenos S.A. Indústrias Químicas, or Polibutenos, we consolidated the results of Polibutenos into our financial statements as from May 1, 2010. On September 1, 2010, Polibutenos and Quattor Química merged with and into Quattor. We included the results of Quattor, Quattor Química (prior to its merger with and into Quattor), RioPol, Braskem Petroquímica, Polibutenos and their subsidiaries, which we refer to collectively as the Quattor Companies, in our Quattor segment as from the date on which the respective financial statements of these companies have been consolidated into our financial statements.

As a result of our acquisition of Sunoco Chemicals Inc., which we have renamed Braskem America Inc., or Braskem America, we have fully consolidated the results of Braskem America and its subsidiaries into our financial statements as from April 1, 2010 and included the results of Braskem America in our Braskem America segment as from such date.

Following the approval of our acquisition of Quattor and its subsidiaries by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, in February 2011, we implemented a new organizational structure that we believe reflects our business activities and corresponds to our principal products and production processes. We now have four production business units and one distribution business unit, and report our results by five corresponding segments to reflect this organizational structure:

•

Basic Petrochemicals—This segment includes our production and sale of basic petrochemicals at the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex and our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company.

•

Polyolefins—This segment includes the production and sale of polyethylene and polypropylene by our company, excluding the operations of Braskem America and the results of our “green” polyethylene operations.

•	Vinyls—This segment includes our production and sale of PVC, caustic soda and EDC.

•

Foreign Business —This segment, which began reporting as from April 1, 2010, includes the operations of Braskem America, which consist of the production and sale of polypropylene in the United States, and the results of our “green” polyethylene operations.

•

Chemical Distribution—This segment includes the operations of QuantiQ, included the operations of Unipar Comercial from May 1, 2010 until its merger with QuantiQ on January 3, 2011, and included the operations of Varient Distribuidora de Resinas Ltda., or Varient, prior to our disposal of Varient in June 2010. This segment distributes petrochemical products manufactured by our company and other domestic and international companies.

We have included a reconciliation of the results of operations of our segments to our consolidated results of operations under “Results of Operations for the Nine-month Period Ended September 30, 2011 Compared with Nine-month Period Ended September 30, 2010” below.

Prior to this reorganization of our business activities and segments, we accounted for the operations of Quattor, RioPol and Braskem Petroquímica, which consist of the production and sale of basic petrochemicals at the São Paulo Complex and the Rio de Janeiro Complex, our supply of utilities produced at these complexes to second generation producers, and the production and sale of polyethylene and polypropylene by the Quattor Companies as a single segment, which we referred to as the Quattor segment. This segment has been split and combined with our Basic Petrochemicals and Polyolefins segments.

In addition, prior to this reorganization of our business activities and segments, our Foreign Business segment was named the Braskem America segment.

As a result of this reorganization of our business activities and segments, the results of operations of our Basic Petrochemicals, Polyolefins and Foreign Business segments included in this report are not comparable to the results of operations of the predecessors of these segments as reported under “Item 5: Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2010.

Recent Developments

The following is a summary of major transactions entered into, and other developments affecting, our company since September 30, 2011.

Dow Polypropylene Acquisition

On September 30, 2011, we completed the acquisition of the polypropylene business of Dow under a purchase agreement that we had entered into in July 2011. This business is conducted through four polypropylene plants located in Freeport and Seadrift, Texas, United States and Wesseling and Schkopau, Germany with an aggregate annual polypropylene production capacity of 1,050,000 tons. In addition to these plants, under the purchase agreement we acquired inventory, accounts receivable, business know-how, certain product and process technology, and customer contracts and lists. As a result of the completion of the Dow Polypropylene Acquisition, we believe that we have the largest polypropylene production capacity of United States producers and we now have a manufacturing presence in the European polypropylene market.

The requirements for this acquisition were met by all of the parties involved on October 3, 2011. However, as provided under the terms of the purchase agreement, the assets, liabilities and results of the acquired polypropylene business were assumed retroactively on October 1, 2011. As a result, the results of the acquired polypropylene business will be consolidated in our financial statements as from October 1, 2011.

Borrowings under ACCs

In October 2011, we entered into eight foreign exchange contracts (ACC — Adiantamento sobre Contrato de Câmbio), or ACCs, with Banco do Brasil in the aggregate principal amount of US$180.8 million in connection with export of petrochemical products. Under the contracts, we are obligated to export goods in the amount of US$80.8 million by December 29, 2011 and US$100.0 million by October 11, 2012.

In October 2011, we entered into two ACCs with Banco Bradesco in the aggregate principal amount of US$50.0 million in connection with export of petrochemical products. Under the contracts, we are obligated to export goods in the amount of US$50.0 million by October 8, 2012.

In November 2011, we entered into three ACCs with Banco JP Morgan in the aggregate principal amount of US$70.0 million in connection with export of petrochemical products. Under the contracts, we are obligated to export goods in the amount of US$70.0 million by November 1, 2012.

Credit Export Note Facility

In October 2011, we entered into a credit export note facility with a Brazilian financial institution in an aggregate principal amount of R$250.0 million in connection with the production of goods or services to be exported. Interest accrues annually and is payable in April 2012. The loan bears interest at a floating rate of approximately 108.30% of CDI and matures in April 2012.

BNDES Revolving Stand-by Credit Facility

We have negotiated a revolving stand-by credit facility (Contrato de Abertura de Limite de Crédito), or “CALC,” with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, which our board of directors has approved and which we expect will be executed by all parties during November 2011. Under this CALC facility we expect that BNDES will agree to disburse loans in an aggregate principal amount of up to R$2,460.0 million at any one time outstanding during the five-year term of this facility.

We will be able draw funds under this facility to fund projects including: (1) expansion and modernization of fixed assets; (2) acquisition of new machinery and equipment produced in Brazil; (3) programs related to technical training and management, and information technology; (4) social investment programs; (5) environmental investments and (6) investments in research, development and innovation. The disbursements under this CALC facility will be divided into tranches according to the source and use of the funds.

Results of Operations for the Nine-month Period Ended September 30, 2011 Compared with Nine-month Period Ended September 30, 2010

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS.

The following tables set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with IFRS, and reflected in our consolidated financial statements.

	Nine-month Period Ended September 30, 2011
	Net sales revenue		Cost of sales and services rendered		Gross profit		Selling, general, administrative and distribution expenses(1)		Equity in results of investees		Other operating income (expense)		Operating profit (loss)
	(in millions of reais)
Basic Petrochemicals	R$	17,503.9	R$	(15,599.9)	R$	1,904.0	R$	(414.4)	R$	—	R$	(8.3)	R$	1,481.3
Polyolefins		9,691.3		(8,802.8)		888.5		(599.6)		—		(6.2)		282.7
Foreign Business		2,108.9		(1,960.7)		148.2		(98.8)		—		(22.4)		27.0
Vinyls		1,306.3		(1,219.3)		87.0		(109.5)		—		(21.4)		(43.9)
Chemical Distribution		570.2		(464.2)		106.0		(72.8)		—		3.2		36.4

Total segments		31,180.6		(28,046.9)		3,133.7		(1,295.1)		—		(55.1)		1,783.5
Other segment(2)		176.3		(151.5)		24.8		(39.4)		—		20.6		6.0
Corporate unit(3)		—		—		—		(122.0)		(2.1)		(6.5)		(130.6)
Reclassifications and eliminations(4)		(6,891.1)		6,896.2		5.1		—		—		0.1		5.2

Consolidated	R$	24,465.8	R$	(21,302.2)	R$	3,163.6	R$	(1,456.5)	R$	(2.1)	R$	(40.9)	R$	1,664.1

	Nine-month Period Ended September 30, 2010
	Net sales revenue		Cost of sales and services rendered		Gross profit		Selling, general, administrative and distribution expenses(1)		Equity in results of investees		Gains from business combinations		Other operating income (expense)		Operating profit (loss)
	(in millions of reais)
Basic Petrochemicals	R$	13,017.2	R$	(11,301.1)	R$	1,716.1	R$	(400.6)	R$	—	R$	—	R$	(21.7)	R$	1,293.8
Polyolefins		8,080.7		(7,123.2)		957.5		(458.1)		—		—		4.3		503.7
Foreign Business		1,168.6		(1,052.8)		115.8		(43.6)						(6.9)		65.3
Vinyls		1,322.3		(1,192.9)		129.4		(101.0)		—		—		1.7		30.1
Chemical Distribution		572.0		(484.8)		87.2		(57.4)		—		—		1.1		30.9

Total segments		24,160.8		(21,154.8)		3,006.0		(1,060.7)		—		—		(21.5)		1,923.8
Other segment(2)		261.3		(249.8)		11.5		(23.2)		—		—		3.0		(8.7)
Corporate unit(3)		—		—		—		(125.9)		25.2		975.3		(51.4)		823.2
Reclassifications and eliminations(4)		(5,893.8)		5,754.4		(139.4)		—		—		—		0.1		(139.3)

Consolidated	R$	18,528.3	R$	(15,650.2)	R$	2,878.1	R$	(1,209.8)	R$	25.2	R$	975.3	R$	(69.8)	R$	2,599.0

(1)	Includes research and development.
(2)	Represents jointly-controlled companies accounted for under the proportional consolidation method (i.e., RPR, Propilsur and Polimerica ), Braskem ldesa S.A.P.I., Cetrel and our revenue and expenses related to sales of cyclohexane and cyclohexanone.
(3)	Represents expenses of Braskem that are not allocated to any particular segment.
(4)	Eliminations consist primarily of intersegment sales, which are made on an arm’s-length basis. Reclassifications consist primarily of revenues arising from the provision of services which are reported as “other operating income (expenses), net” by the operating segments and as “net sales revenue” in the consolidated financial statement.

The following table sets forth consolidated financial information for the nine-month periods ended September 30, 2011 and 2010.

	Nine-month Period Ended September 30,
	2011		2010		% Change
	(in millions of reais)
Net sales revenue	R$	24,465.8	R$	18,528.3	32.0
Cost of sales and services rendered		(21,302.2)		(15,650.2)	36.1

Gross profit		3,163.6		2,878.1	9.9
Selling expenses		(253.5)		(286.6)	(11.5)
Distribution expenses		(355.6)		(221.7)	60.4
General and administrative expenses		(778.9)		(643.3)	21.1
Research and development expenses		(68.5)		(58.2)	17.7
Equity in results of investees		(2.1)		25.2	(108.3)
Gains from business combinations		—		975.3	(100.0)
Other operating (expenses) income, net		(40.9)		(69.8)	(41.4)

Operating profit before financial result		1,664.1		2,599.0	(36.0)
Financial expenses		(2,801.4)		(1,111.5)	152.0
Financial income		603.6		325.2	85.6

Profit (loss) before income tax and social contribution		(533.7)		1,812.7	(129.4)
Income tax and social contribution		217.7		(279.6)	n.m.

Net income (loss)	R$	(316.0)	R$	1,533.1	(120.6)

n.m. Not meaningful.

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Net Sales Revenue

Net sales revenue increased by 32.0% during the nine-month period ended September 30, 2011, primarily as a result of (1) a 34.5% increase in net sales revenue of our Basic Petrochemicals segment, (2) a 19.9% increase in net sales revenue of our Polyolefins segment and (3) an 80.5% increase in net sales revenue from our Foreign Business segment. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, increased by 16.9% during the nine-month period ended September 30, 2011.

Net Sales Revenue of Basic Petrochemicals Segment

Net sales revenue of the Basic Petrochemicals segment increased by 34.5% during the nine-month period ended September 30, 2011, primarily as a result of (1) our consolidation of the results of Quattor and RioPol as from May 1, 2010, which generated net sales revenue of R$3,661.1 million during the nine-month period ended September 30, 2011 compared to R$2,135.0 million during the five-month period ended September 30, 2010, (2) a 10.4% increase in net sales revenue generated by sales of basic petrochemicals (which exclude condensate, fuels, intermediates and utilities) to third parties by our legacy basic petrochemicals operations to R$4,912.2 million during the nine-month period ended September 30, 2011 from R$4,451.1 million during the corresponding period of 2010, and (3) a 10.3% increase in net sales revenue generated by sales of basic petrochemicals to our other business units by our legacy basic petrochemicals operations to R$4,707.3 million during the nine-month period ended September 30, 2011 from R$4,266.3 million during the corresponding period of 2010.

Net sales revenue generated by sales of:

•

naphtha and condensate increased by 154.1% to R$3,298.2 million during the nine-month period ended September 30, 2011 from R$1,298.2 million during the corresponding period of 2010, primarily as a result of (1) the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil, including our basic petrochemical plants in the Northeastern Complex, which reduced our consumption of naphtha and required us to resell naphtha that we were committed to purchase on international market, and (2) the 38.4% increase in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars to US$950.0 during the nine-month period ended September 30, 2011 compared to US$686.5 during the corresponding period of 2010;

•

intermediates, including cumene, which we did not produce or sell prior to the acquisition of the Quattor Companies, was R$579.5 million during the nine-month period ended September 30, 2011 compared to R$273.0 million during the five-month period ended September 30, 2010;

•

fuels increased by 12.7% to R$755.9 million during the nine-month period ended September 30, 2011 from R$670.7 million during the corresponding period of 2010, primarily as a result of a 23.1% increase in net sales revenue generated by sales of automotive gasoline during the nine-month period ended September 30, 2011, the effects of which were partially offset by a 47.0% decline in net sales revenue generated by domestic sales of fuels (other than automotive gasoline); and

•

utilities, including sales of utilities to our other segments, declined by 1.7% to R$416.1 million during the nine-month period ended September 30, 2011 from R$423.3 million during the corresponding period of 2010.

The most significant factors contributing to the increase of net sales revenue generated by sales of basic petrochemicals to third parties by our legacy basic petrochemicals operations were (1) a R$269.4 million, or 41.5%, increase in net sales revenue generated by sales of butadiene, (2) a R$98.8 million, or 24.7%, increase in net sales revenue generated by sales of ETBE to third parties, and (3) a R$79.4 million, or 15.5%, increase in net sales revenue generated by sales of ethylene to third parties. The effects of these increases were partially offset by a R$135.1 million, or 15.5%, decline in net sales revenue generated by sales of propylene to third parties.

Sales volume of ethylene to third parties by our legacy basic petrochemicals operations, substantially all of which is sold in the domestic market, declined by 2.5% to approximately 232,000 tons during the nine-month period ended September 30, 2011 from approximately 237,900 tons during the corresponding period of 2010, principally due to the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil and which required us to undertake certain repairs to our plants and reduced the capacity utilization of these plants as we ramped up production to normal utilization levels following this power failure. The average prices that we realized for sales of ethylene increased primarily as a result of the 22.3% increase in the average Western Europe contract price of ethylene in euros, as reported by CMAI, the effects of which were partially offset by the 2.0% average appreciation of the real against the euro.

Sales volume of propylene to third parties by our legacy basic petrochemicals operations declined by 27.6% to approximately 280,300 tons during the nine-month period ended September 30, 2011 from approximately 387,100 tons during the corresponding period of 2010. Domestic sales volume of propylene to third parties by these operation declined by 37.4% to approximately 159,700 tons during the nine-month period ended September 30, 2011 from approximately 255,400 tons during the corresponding period of 2010, principally due to (1) the reclassification of sales of propylene by our Basic Petrochemicals segment to Quattor and its subsidiaries as intercompany sales as from May 1, 2010 as a result of our acquisition of Quattor, and (2) the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil. Export sales volume of propylene declined by 8.5% during the nine-month period ended September 30, 2011, principally due to the reduced volume of propylene available for export as a result of the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex. The average prices that we realized for sales of propylene increased primarily as a result of (1) the 23.1% increase in the average Western Europe contract price of propylene in euros, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the euro, and (2) the 30.8% increase in the average North American contract price of propylene in U.S. dollars, as reported by CMAI, which were partially offset by the 8.3% average appreciation of the real against the U.S. dollar.

Sales volume of butadiene to third parties by our legacy basic petrochemicals operations declined by 7.5% to approximately 179,900 tons during the nine-month period ended September 30, 2011 from approximately 194,400 tons during the corresponding period of 2010. Domestic sales volume of butadiene to third parties by these operation increased by 6.8% to approximately 142,400 tons during the nine-month period ended September 30, 2011 from approximately 133,400 tons during the corresponding period of 2010, principally due to increased domestic demand for this product. Export sales volume of butadiene declined by 38.5% during the nine-month period ended September 30, 2011, principally due to the reduced volume available for export as a result of the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex. The average prices that we realized for sales of butadiene increased primarily as a result of the 62.6% increase in the average U.S. Gulf contract price of butadiene in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of ETBE to third parties by our legacy basic petrochemicals operations, substantially all of which is exported, increased by 0.1% to approximately 225,100 tons during the nine-month period ended September 30, 2011 from approximately 224,800 tons during the corresponding period of 2010. The average prices that we realized for sales of ETBE increased primarily as a result of the 29.3% increase in the average Western Europe spot market price of ETBE in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Net Sales Revenue of Polyolefins Segment

Net sales revenue of the Polyolefins segment increased by 19.9% during the nine-month period ended September 30, 2011, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, the polyolefins operations of which generated net sales revenue of R$3,217.4 million during the nine-month period ended September 30, 2011 compared to R$1,833.9 million during the five-

month period ended September 30, 2010, and (2) a 19.7% increase in net sales revenue generated by sales of polypropylene by our legacy polyolefins operations. The effects of these factors was partially offset by a 5.3% decline in net sales revenue generated by sales of polyethylene by our legacy polyolefins operations primarily attributable to the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex, which reduced the available supply of ethylene, and our polyolefins plants in the Northeastern Complex, both as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil and which required us to undertake certain repairs to our plants and reduced the capacity utilization of these plants as we ramped up production to normal utilization levels following this power failure.

Sales volume of polypropylene increased by 24.3% to approximately 1,187,500 tons, including approximately 429,700 tons sold by Quattor, RioPol and Braskem Petroquímica, during the nine-month period ended September 30, 2011 from approximately 955,400 tons during the corresponding period of 2010, including approximately 255,600 tons sold by Quattor, RioPol and Braskem Petroquímica during the five-month period ended September 30, 2010. Domestic sales volume of polypropylene by our legacy polyolefins operations increased by 2.1% during the nine-month period ended September 30, 2011, principally as a result of increased demand for polypropylene from distributors and the agribusiness sector. Export sales volume of polypropylene by our legacy polyolefins operations increased by 34.7% as a result of the increased volume of polypropylene available for export, which was reduced during the nine-month period ended September 30, 2010 as a result of a scheduled maintenance shutdown of one of our plants. The average prices that we realized for sales of polypropylene increased primarily as a result of the 23.2% increase in the average Southeast Asian spot market prices of polypropylene in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of polyethylene increased by 8.1% to approximately 1,748,400 tons, including approximately 577,800 tons sold by Quattor, RioPol and Braskem Petroquímica, during the nine-month period ended September 30, 2011 from approximately 1,618,100 tons during the corresponding period of 2010, including approximately 342,900 tons sold by Quattor, RioPol and Braskem Petroquímica during the five-month period ended September 30, 2010. Domestic sales volume of polyethylene by our legacy polyolefins operations declined by 8.4% during the nine-month period ended September 30, 2011, principally as a result of the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex, which reduced the available supply of ethylene, and our polyolefins plants in the Northeastern Complex, both as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil. Export sales volume of polyethylene by our legacy polyolefins operations declined by 7.9% during the nine-month period ended September 30, 2011, principally due to the reduced volume of polyethylene available for export as a result of the unscheduled shutdown of our basic petrochemicals and polyolefins plants in the Northeastern Complex. The average prices that we realized for sales of polyethylene increased primarily as a result of the 11.2%, 11.4% and 13.1% increases in the average North American contract prices in U.S. dollars, as reported by CMAI, of HDPE, LLDPE and LDPE, respectively, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Net Sales Revenue of Foreign Business Segment

Net sales revenue of the Foreign Business segment, which has been consolidated into our results of operations as from April 1, 2010 and includes the results of our “green” polyethylene operations, increased by 80.5% during the nine-month period ended September 30, 2011. Sales volume of polypropylene increased by 37.2% to approximately 590,600 tons during the nine-month period ended September 30, 2011 from approximately 430,400 tons during the six-month period ended September 30, 2010. The average prices that we realized for sales of polypropylene increased primarily as a result of the 30.8% increase in the average North American contract price of propylene in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Net Sales Revenue of Vinyls Segment

Net sales revenue of the Vinyls segment declined by 1.2% during the nine-month period ended September 30, 2011, primarily as a result of an 87.0% decline in net sales revenue generated by sales of EDC and a 1.4% decline in net sales revenue generated by sales of PVC. The effects of these declines were partially offset by a 19.8% increase in net sales revenue generated by sales of caustic soda.

Sales volume of PVC, substantially all of which we sold in the domestic market during the nine-month period ended September 30, 2011, declined by 3.5% to approximately 361,800 tons during this period from approximately 375,000 tons during the corresponding period of 2010, primarily as a result of the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex and our vinyls plants as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil. The average prices that we realized for sales of PVC increased primarily as a result of the 13.5% increase in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of EDC, which we do not sell in the domestic market, declined by 85.8% to approximately 10,800 tons during the nine-month period ended September 30, 2011 from approximately 76,200 tons during the corresponding period of 2010, primarily as a result of (1) the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex and our vinyls plants as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil, and (2) an unscheduled shutdown at our Alagoas chlor-alkali plant for 23 days as a result of casualty incidents on May 21, 2011 and May 23, 2011. As a result of these factors, we did not sell EDC to third parties during the second or third quarter of 2011. The average prices that we realized for sales of EDC declined primarily as a result of the average appreciation of the real against the U.S. dollar, the effects of which were partially offset by the 2.0% increase in the average Northeast Asian spot market prices of EDC in U.S. dollars, as reported by CMAI.

Sales volume of caustic soda, substantially all of which we sold in the domestic market during the nine-month period ended September 30, 2011, declined by 12.5% to approximately 299,600 tons during this period from approximately 342,600 tons during the corresponding period of 2010, primarily as a result of (1) the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex and our vinyls plants as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil, and (2) an unscheduled stoppage at our Alagoas chlor-alkali plant for 23 days as a result of casualty incidents on May 21, 2011 and May 23, 2011. The average prices that we realized for sales of caustic soda increased primarily as a result of the 56.1% increase in the average North American spot market prices of caustic soda in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Net Sales Revenue of Chemical Distribution Segment

Net sales revenue of the Chemical Distribution segment declined by 0.3% during the nine-month period ended September 30, 2011, principally reflecting our sale of Varient in June 2010 as a result of which we no longer consolidate its sales of polymers in our financial statements, which accounted for net sales revenue of R$60.6 million during the nine-month period ended September 30, 2010. Net sales revenue from sales of solvents increased by 21.1% during the nine-month period ended September 30, 2011, primarily as a result of our consolidation of the results of Unipar Comercial in this segment as from May 1, 2010. Net sales revenue from sales of general purpose chemicals increased by 20.3% during the nine-month period ended September 30, 2011, primarily as a result of a 22.7% increase in the sales volume of general purpose chemicals to approximately 84,900 tons during the nine-month period ended September 30, 2011 from approximately 69,200 tons during the corresponding period of 2010, driven primarily by the commencement of this segment’s sales of chlorine/soda products in May 2010 as a result of our acquisition of Unipar Comercial, and a 73.9% increase in sales volume of intermediates.

Cost of Sales and Services Rendered and Gross Profit

Cost of sales and services rendered increased by 36.1% during the nine-month period ended September 30, 2011, primarily as a result of (1) a 38.0% increase in the cost of sales and services rendered of the Basic Petrochemicals segment, (2) a 23.6% increase in the cost of sales and services rendered of the Polyolefins segment, and (3) an 86.2% increase in the cost of sales and services rendered of the Foreign Business segment. Reclassifications and eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, increased by 19.8% during the nine-month period ended September 30, 2011.

Consolidated gross profit increased by 9.9% during the nine-month period ended September 30, 2011. Gross margin (gross profit as a percentage of net sales revenue) declined to 12.9% during the nine-month period ended September 30, 2011 from 15.5% during the corresponding period of 2010.

Cost of Sales and Services Rendered of Basic Petrochemicals Segment

Cost of sales and services rendered of the Basic Petrochemicals segment increased by 38.0% during the nine-month period ended September 30, 2011, primarily as a result of (1) our consolidation of the results of Quattor and RioPol as from May 1, 2010, the basic petrochemicals operations of which recorded cost of sales and services of R$3,197.7 million during the nine-month period ended September 30, 2011 compared to R$1,857.1 million during the five-month period ended September 30, 2010, and (2) the effects of the 38.4% increase in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars to US$950.0 during the nine-month period ended September 30, 2011 compared to US$686.5 during the corresponding period of 2010, the effects of which were partially offset by the effects of the average appreciation of the real against the U.S. dollar. The effects of these factors was partially offset by a 6.5% decline in the total sales volume of our Basic Petrochemicals segment’s legacy basic petrochemicals operations. Naphtha and condensate accounted for 60.7% of the Basic Petrochemicals segment’s cost of sales and services rendered during the nine-month period ended September 30, 2011 and 69.1% during the corresponding period of 2010.

Gross profit of the Basic Petrochemicals segment increased by 10.9% during the nine-month period ended September 30, 2011, while gross margin declined to 10.9% during the nine-month period ended September 30, 2011 from 13.2% during the corresponding period of 2010.

Cost of Sales of Polyolefins Segment

Cost of sales of the Polyolefins segment increased by 23.6% during the nine-month period ended September 30, 2011, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, the polyolefins operations of which recorded cost of sales and services of R$2,956.1 million during the nine-month period ended September 30, 2011 compared to R$1,671.8 million during the five-month period ended September 30, 2010, (2) the effects on our Polyolefins Unit’s average cost of ethylene of the 22.3% increase in the average Western Europe contract price of ethylene in euros, as reported by CMAI, which were partially offset by the appreciation of the real against the euro, (3) the effects on our Polyolefins Unit’s average cost of propylene of (x) the 23.1% increase in the average Western Europe contract price of propylene in euros, as reported by CMAI, which were partially offset by the appreciation of the real against the euro, and (y) the 33.4% increase in the average North American spot market prices of propylene in U.S. dollars, as reported by CMAI, which were partially offset by the appreciation of the real against the U.S. dollar. The effects of these increases were partially offset by a 2.5% decline in the total sales volume of our Polyolefins segment’s legacy polyolefins operations.

Gross profit of the Polyolefins segment declined by 7.2% during the nine-month period ended September 30, 2011, while gross margin declined to 9.2% during the nine-month period ended September 30, 2011 from 11.8% during the corresponding period of 2010.

Cost of Sales of Foreign Business Segment

Cost of sales of the Foreign Business segment, which has been consolidated into our results of operations as from April 1, 2010 and includes the results of our “green” polyethylene operations, increased by 86.2% during the nine-month period ended September 30, 2011, primarily as a result of (1) the 37.2% increase in polypropylene sales volume recorded by this segment, (2) the effects on our Foreign Business unit’s average cost of propylene of the 30.8% increase in the average North American contract price of propylene in U.S. dollars, as reported by CMAI, which were partially offset by the appreciation of the real against the U.S. dollar, and (3) the inclusion in this segment of the cost of sales of our “green” polyethylene operations which commenced production in September 2010.

Gross profit of the Foreign Business segment increased by 28.0%, while gross margin declined to 7.0% during the nine-month period ended September 30, 2011 from 9.9% during the corresponding period of 2010.

Cost of Sales of Vinyls Segment

Cost of sales of the Vinyls segment increased by 2.2% during the nine-month period ended September 30, 2011, primarily due to (1) an increase in the average cost of ethylene during the period in which we manufactured the products sold during the nine-month period ended September 30, 2011 compared to the period in which we manufactured the products sold during the corresponding period of 2010, and (2) an increase in the average cost of energy during the period in which we manufactured the products sold during the nine-month period ended September 30, 2011 compared to the period in which we manufactured the products sold during the corresponding period of 2010. The effects of these increases were partially offset by a 14.8% decline in the total sales volume of our Vinyls Unit.

Gross profit of the Vinyls segment declined by 32.8% during the nine-month period ended September 30, 2011, while gross margin declined to 6.7% during the nine-month period ended September 30, 2011 from 9.8% during the corresponding period of 2010.

Cost of Sales of Chemical Distribution Segment

Cost of sales of the Chemical Distribution segment declined by 4.2% during the nine-month period ended September 30, 2011, due primarily to the 7.2% decline in sales volume of this segment, principally as a result of our sale of Varient in June 2010, the effects of which were partially offset by our consolidation of the results of Unipar Comercial in this segment as from May 1, 2010.

Gross profit of the Chemical Distribution segment increased by 21.6% during the nine-month period ended September 30, 2011, while gross margin increased to 18.6% during the nine-month period ended September 30, 2011 from 15.2% during the corresponding period of 2010.

Selling Expenses

Selling expenses declined by 11.5% during the nine-month period ended September 30, 2011, primarily as a result of a decline in selling expenses of our other operations as a result of our implementation of a program to increase the efficiency of our sales function including a reduction of our sales force. The effects of this decline were partially offset by our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, which increased our selling expenses by R$72.8 million during the nine-month period ended September 30, 2011 as compared to R$95.4 million, which includes the distribution expenses of Quattor, RioPol and Braskem Petroquímica, during the five-month period ended September 30, 2010. Selling expenses as a percentage of net sales revenue declined to 1.0% during the nine-month period ended September 30, 2011 from 1.5% during the corresponding period of 2010.

Distribution Expenses

Distribution expenses increased by 60.4% during the nine-month period ended September 30, 2011, primarily as a result of our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, which increased our distribution expenses by R$114.1 million during the nine-month period ended September 30, 2011 as compared to R$0 million during the five-month period ended September 30, 2010. The distribution expenses of Quattor, RioPol and Braskem Petroquímica during the five-month period ended September 30, 2010 have been included in selling expenses of this period, consistent with the accounting policies of these companies prior to our acquisition of these companies. Distribution expenses as a percentage of net sales revenue increased to 1.5% during the nine-month period ended September 30, 2011 from 1.2% during the corresponding period of 2010.

General and Administrative Expenses

General and administrative expenses increased by 21.1% during the nine-month period ended September 30, 2011, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, which increased our general and administrative expenses by R$112.7 million during the nine-month period ended September 30, 2011 as compared to R$85.4 million during the five-month period ended September 30, 2010, (2) our consolidation of the results of Braskem America as from April 1, 2010, which increased our general and administrative expenses by R$51.5 million during the nine-month period ended September 30, 2011 as compared to R$42.0 million during the six-month period ended September 30, 2010, and (3) increased general and administrative expenses of our Chemical Distribution segment. General and administrative expenses as a percentage of net sales revenue declined to 3.2% during the nine-month period ended September 30, 2011 from 3.5% during the corresponding period of 2010.

Research and Development Expenses

Research and development expenses increased by 17.7% during the nine-month period ended September 30, 2011, primarily as a result of our consolidation of the results of our Foreign Business Segment as from April 1, 2010, which operates the Braskem America Technology Center located in Pittsburgh, Pennsylvania. Research and development expenses as a percentage of net sales revenue remained stable at 0.3%.

Equity in Results of Investees

Equity in results of investees was a loss of R$2.1 million during the nine-month period ended September 30, 2011 compared to a gain of R$25.2 million during the corresponding period of 2010, primarily as a result of (1) a 90.9% decline in equity in the results of associated companies to R$1.9 million during the nine-month period ended September 30, 2011 from R$20.9 million during the corresponding period of 2010, principally due to lower net income recorded by Borealis Brasil S.A. and the full consolidation of Cetrel S.A. as from June 30, 2011, based on our reassessment of our rights under the by-laws of Cetrel which we now believe establish our control of Cetrel, and (2) R$0.3 million loss in equity in the results of subsidiaries and jointly-controlled companies during the nine-month period ended September 30, 2011 compared to a R$7.1 million gain during the corresponding period of 2010, principally due to adjustments in the equity result of Braskem America and Quattor, which we did not record during the nine-month period ended September 30, 2011.

Gains from Business Combinations

Gains from business combinations were R$975.3 million during the nine-month period ended September 30, 2010. We did not record any gains from business combinations during the nine-month period ended September 30, 2011. Gains from business combinations consisted of a R$841.5 million bargain purchase gain related to our acquisition of Quattor, a R$126.1 million bargain purchase gain related to our acquisition of Braskem America and a R$7.7 million bargain purchase gain related to our acquisition of Unipar Comercial.

Other Operating Expenses, Net

Other operating expenses, net declined by 41.4% during the nine-month period ended September 30, 2011, primarily due to (1) gains of R$ 44.2 million related to tax claim during the nine-month period ended September 30, 2011, which we did not record during the correspond period of 2010, (2) a decline in inventory adjustments and losses on changes in raw materials and finished goods to R$13.9 million during the nine-month period ended September 30, 2011 from R$53.7 million during the corresponding period of 2010, and (3) a R$9.3 million increase in gains on the sale of other materials. The effects of these factors were partially offset by (1) an increase in losses on the sale of property, plant and equipment and investment to R$77.4 million during the nine-month period ended September 30, 2011 from R$28.0 million during the corresponding period of 2010 and (2) depreciation expenses of R$18.8 million related to idle plants during the nine-month period ended September 30, 2011, which we did not record during the corresponding period of 2010.

Operating Income (Loss)

As a result of the foregoing:

•

operating income of the Basic Petrochemical segment increased by 14.5% to R$1,481.3 million during the nine-month period ended September 30, 2011 from R$1,293.8 million during the corresponding period of 2010, while the operating margin of the Basic Petrochemical segment declined to 8.5% during the nine-month period ended September 30, 2011 from 9.9% during the corresponding period of 2010;

•

operating income of the Polyolefins segment declined by 43.9% to R$282.7 million during the nine-month period ended September 30, 2011 from R$503.7 million during the corresponding period of 2010, and the operating margin of the Polyolefins segment declined to 2.9% during the nine-month period ended September 30, 2011 from 6.2% during the corresponding period of 2010;

•

operating income of the Foreign Business segment, which has been consolidated into our results of operations as from April 1, 2010, declined by 58.7% to R$27.0 million during the nine-month period ended September 30, 2011 from R$65.3 million during the corresponding period of 2010, and the operating margin of the Foreign Business declined to 1.3% during the nine-month period ended September 30, 2011 from 5.6% during the corresponding period of 2010;

•

operating loss of the Vinyls segment was R$43.9 million during the nine-month period ended September 30, 2011 compared to operating income of R$30.1 million during the corresponding period of 2010, and the negative operating margin of the Vinyls segment was 3.4% during the nine-month period ended September 30, 2011 compared to a positive operating margin of 2.3% during the corresponding period of 2010; and

•

operating income of the Chemical Distribution segment increased by 17.8% to R$36.4 million during the nine-month period ended September 30, 2011 from R$30.9 million during the corresponding period of 2010, and the operating margin of the Chemical Distribution segment increased to 6.4% during the nine-month period ended September 30, 2011 from 5.4% during the corresponding period of 2010.

Operating income on a consolidated basis declined by 36.0% during the nine-month period ended September 30, 2011. As a percentage of net sales revenue, operating income declined to 6.8% during the nine-month period ended September 30, 2011 from 14.0% during the corresponding period of 2010.

Financial Income (Expenses), Net

Financial Income

Financial income increased by 85.6% during the nine-month period ended September 30, 2011, primarily due to the effects of a R$340.0 million gain on exchange variation on monetary assets recorded during the nine-month period ended September 30, 2011 compared to a R$27.4 million gain recorded during the corresponding period of 2010 as a result of the 11.3% depreciation of the real against the U.S. dollar during the nine-month period ended September 30, 2011 compared to the 2.7% appreciation of the real against the U.S. dollar during the corresponding period of 2010. The effects of this increase were partially offset by a 45.0% decline in monetary variation to R$41.6 million during the nine-month period ended September 30, 2011 from R$75.7 million during the corresponding period of 2010, primarily as a result of a 28.8% decline in the average amount of our cash and equivalents in reais to R$2,143.7 million during the nine-month ended September 30, 2011 from R$ 3,009.6 million during the corresponding period of 2010.

Financial Expenses

Financial expenses increased by 152.0% during the nine-month period ended September 30, 2011, primarily due to the effects of a R$1,366.3 million loss on exchange variation on monetary liabilities recorded during the nine-month period ended September 30, 2011 compared to a R$330.1 million gain recorded during the corresponding period of 2010 as a result of the 11.3% depreciation of the real against the U.S. dollar during the nine-month period ended September 30, 2011 compared to the 2.7% appreciation of the real against the U.S. dollar during the corresponding period of 2010.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during the nine-month periods ended September 30, 2011 and 2010. Income tax and social contribution was a benefit of R$217.7 million during the nine-month period ended September 30, 2011 compared to an expense of R$279.6 million during the corresponding period of 2010. The effective tax rate applicable to our operating loss was 40.8% during the nine-month period ended September 30, 2011, primarily as a result of (1) certain tax benefits, particularly the Superintendency of Northeast Development (Sudene – Superintendência do Desenvolvimento do Nordeste) and the Food Program for Workers (PAT – Programa de Alimentação ao Trabalhador), which increased the effective tax rate applied to our operating loss by 11.7%, (2) the effects of other non-deductible expenses which decreased our effective rate by 7.4%, and (3) effects due to the inclusion of new tax liabilities in the installment program, which increased the effective tax rate by 2.6%. The effective tax rate applicable to our operating income was 15.4% during the nine-month period ended September 30, 2010, primarily as a result of the effect of IFRS adjustments, such as the gain from business combinations on the acquisition of the Quattor Companies, Unipar Comercial and Sunoco Chemicals in the amount of R$975.3 million, which reduced our effective tax rate by 17.4%.

Net Income (Loss)

Net loss was R$316.0 million, or 1.3% of net sales revenue, during the nine-month period ended September 30, 2011 compared to net income of R$1,533.1 million, or 8.3% of net sales revenue, during the corresponding period of 2010.

Liquidity and Capital Resources

Our principal cash requirements for 2011 consist of the following:

•	servicing our indebtedness;

•	working capital requirements;

•

capital expenditures related to investments in operations, including our acquisition of Dow’s polypropylene business, construction of new plant facilities, and maintenance and expansion of plant facilities; and

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	short-term and long-term borrowings; and

•	sales of debt securities in domestic and international capital markets.

During the nine-month period ended September 30, 2011, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At September 30, 2011, our consolidated cash and cash equivalents and other short-term financial investments amounted to R$3,440.6 million. At September 30, 2011, we had working capital of R$1,390.2 million. We believe that our working capital is currently adequate for our operations.

Cash Flows

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was R$2,487.8 million during the nine-month period ended September 30, 2011 compared to R$2,095.0 million during the corresponding period of 2010. Net cash provided by operating activities increased by R$392.8 million primarily as a result of:

•

the effects of the increase in non-cash charges related to interest, monetary and exchange variations, net to R$1,847.8 million during the nine-month period ended September 30, 2011 from R$355.0 million during the corresponding period of 2010;

•

the effects of a R$1,850.8 million increase in accounts payable to suppliers during the nine-month period ended September 30, 2011 compared to a R$727.8 million increase during the corresponding period of 2010;

•	the effects of a non cash gain on business combinations of R$975.3 million recorded during the nine-month period ended September 30, 2010;

•	the effects of a R$39.3 million increase in taxes payable during the nine-month period ended September 30, 2011 compared to a R$573.9 million decline during the corresponding period of 2010;

•

the effects of the increase of non-cash charges related to depreciation, amortization and depletion to R$1,280.4 million during the nine-month period ended September 30, 2011 from R$1,090.7 million during the corresponding period of 2010;

•

the effects of a R$159.9 million increase in advances from customers during the nine-month period ended September 30, 2011 compared to a R$4.4 million decline during the corresponding period of 2010; and

•	the effects of a decline in interest paid to R$566.0 million during the nine-month period ended September 30, 2011 from R$669.1 million during the corresponding period of 2010.

The effects of these factors were partially offset by:

•

the effects of our R$533.7 million loss before income tax and social contribution during the nine-month period ended September 30, 2011 compared our R$1,812.7 million profit before income tax and social contribution during the corresponding period of 2010;

•

the effects of a R$628.1 million increase in trade accounts receivable during the nine-month period ended September 30, 2011 compared to a R$104.8 million increase during the corresponding period of 2010;

•	the effects of a R$218.8 million increase in taxes recoverable during the nine-month period ended September 30, 2011 compared to a R$244.3 million decline during the corresponding period of 2010;

•	the effects of a R$151.9 million decline in other accounts payable during the nine-month period ended September 30, 2011 compared to a R$152.6 million increase during the corresponding period of 2010;

•	the effects of a R$431.7 million increase in inventories during the nine-month period ended September 30, 2011 compared to a R$162.4 million increase during the corresponding period of 2010;

•

the effects of a R$184.5 million increase in other accounts receivable during the nine-month period ended September 30, 2011 compared to a R$47.4 million decline during the corresponding period of 2010; and

•

the effects of a R$72.5 million decline in held for trading financial investments during the nine-month period ended September 30, 2011 compared to a R$203.3 million decline during the corresponding period of 2010.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$1,484.2 million during the nine-month period ended September 30, 2011. During the nine-month period ended September 30, 2011, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$565.1 million in new capacity projects, including investments of R$348.5 million for the construction of our new PVC facilities, R$105.3 million for the construction of our facilities in Mexico and R$62.3 million for the construction of our new butadiene plant, (2) investments of R$319.3 million to perform maintenance on our plants during scheduled shutdowns, (3) investments of R$180.4 million in information technology modernization and increased reliability of our systems, (4) investments of R$149.5 million in productivity and safety improvements, and (5) investments of R$135.1 million in equipment replacement.

Cash Flows Used in Financing Activities

Financing activities used net cash of R$342.9 million during the nine-month period ended September 30, 2011. During the nine-month period ended September 30, 2011:

•	we borrowed R$250.0 million aggregate principal amount under an agricultural credit note facility that we entered into in February 2011;

•	we borrowed US$200.0 million aggregate principal amount under a loan agreement that we entered into in March 2011;

•	we issued and sold US$750.0 million aggregate principal amount of our 5.75% Notes due 2021 in April 2011;

•	we borrowed R$450.0 million aggregate principal amount under a credit export note facility that we entered into with Caixa Econômica Federal, or CEF, in April 2011;

•	we issued and sold US$500.0 million aggregate principal amount of our 7.125% Notes due 2041 in July 2011;

•	we borrowed R$400.0 million aggregate principal amount under a credit export note facility that we entered into with CEF in August 2011;

•

we borrowed R$128.8 million and US$16.8 million in August 2011 under a credit facility that we entered into with Brazilian National Bank for Economic and Social Development (Banco Nacional do Desenvolvimento) in December 2010;

•	we borrowed US$50.0 million aggregate principal amount under a loan agreement that we entered into with Sovereign Bank in September 2011;

•	we borrowed US$50.0 million aggregate principal amount under a loan agreement that we entered into with Citibank in September 2011; and

•	we borrowed US$50.0 million aggregate principal amount under two foreign exchange contracts (ACC — Adiantamento sobre Contrato de Câmbio) that we entered into with Banco do Brasil in September 2011.

During the nine-month period ended September 30, 2011, we used cash:

•	to prepay US$400.0 million, representing all amounts outstanding, under an export prepayment agreement that we entered into in October 2008;

•	to pay our 14th issue of unsecured non-convertible debentures in the amount of R$530.4 million at maturity;

•	to redeem all of our 9.00% Perpetual Bonds in the aggregate outstanding amount of US$200.0 million;

•	to prepay R$385.9 million under a credit export note facility;

•	to prepay US$210.4 million under a syndicated unsecured credit agreement that we entered into in March 2010 to finance the Sunoco Chemicals Acquisition;

•	to prepay US$150.9 million under an export prepayment agreement;

•	to repurchase US$165.7 million aggregate principal amount of our 11.75% Notes due 2014;

•	to repurchase US$144.3 million aggregate principal amount of our 8.00% Notes due 2017; and

•	to repurchase US$84.7 million aggregate principal amount of our 9.375% Notes due 2015; and

•	to make other scheduled payments and prepayments under various of our outstanding debt instruments.

In addition, we used cash to pay dividends in the aggregate amount of R$664.9 million.

On August 26, 2011, we announced that our board of directors had authorized a share repurchase program under which we were authorized to repurchase up to 12,162,504 class A preferred shares at market prices over the BM&FBOVESPA at any time and from time to time prior to August 28, 2012. Shares that are repurchased will be held in treasury and may be resold or cancelled. As of November 17, 2011, we had repurchased 1,152,700 class A preferred shares for an aggregate of R$16.3 million.

Indebtedness and Financing Strategy

At September 30, 2011, our total outstanding consolidated indebtedness, net of transaction costs, was R$14,229.2 million, consisting of R$1,399.3 million of short-term indebtedness, including current portion of long-term indebtedness (9.8% of our total indebtedness), and R$12,829.9 million of long-term indebtedness (90.2% of our total indebtedness). At September 30, 2011, we had no outstanding indebtedness to related parties on a consolidated basis. On a consolidated basis, our real-denominated indebtedness at September 30, 2011 was R$4,925.5 million (34.6% of our total indebtedness), and our foreign currency-denominated indebtedness was R$9,303.7 million (65.4% of our total indebtedness).

Our financing strategy has been to continue to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt through longer-term borrowings and issuing longer-term debt securities, in order to increase our liquidity levels and improve our strategic, financial and operational flexibility. Our financing strategy over the next several years involves maintaining adequate liquidity and a debt maturity profile that is compatible with our anticipated cash flow generation and anticipated capital expenditures. In addition, we do not expect our capital expenditures to adversely affect the quality of our debt leverage ratios or our disciplined approach to capital allocation.

Short-Term Indebtedness

Our consolidated short-term debt, including current portion of long-term debt, was R$1,399.3 million at September 30, 2011. We maintain short-term finance lines denominated in reais with a number of financial institutions in Brazil. Although we have no committed lines of credit with these financial institutions, we expect that we will continue to be able to obtain sufficient credit to finance our working capital needs based on our relationships with these financial institutions and current market conditions. At September 30, 2011, the consolidated outstanding balance under our short-term finance lines denominated in reais was R$885.3 million.

In September 2011, Braskem entered into two ACCs in the aggregate principal amount of US$50.0 million in connection with export of petrochemical products. Under the contracts, Braskem is obligated to export goods in the amount of US$50.0 million by December 30, 2011.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•	credit facilities with BNDES and Financiadora de Estudos e Projetos, or FINEP;

•	fixed-rate notes issued in the international market;

•	export finance facilities;

•	debentures issued in the Brazilian market; and

•	bank credit facilities.

Some of our debt instruments require that we comply with financial covenants, the most restrictive of which are as follows:

•	net debt to EBITDA less than or equal to 4.50 to 1.0 at the end of and for each fiscal quarter until maturity; and

•	EBITDA to net financial expenses greater than or equal to 2.0 to 1.0 at the end of and for each fiscal quarter until maturity.

EBITDA is calculated differently under the various debt instruments that require us to comply with financial ratios. EBITDA is defined in these debt instruments as net income (loss) before income taxes and social contribution, financial income (expenses) and depreciation and amortization. Under some of these debt instruments, the calculation of EBITDA (1) eliminates the effect of proportional consolidation of jointly controlled companies, and (2) includes dividends and interest attributable to shareholders’ equity paid to us by our proportionally consolidated subsidiaries and from unconsolidated associated companies accounted for by the equity method. Under some of these debt instruments, the financial ratios are calculated in reais, while under other debt instruments the financial ratios are calculated in dollars using (1) the average real/dollar exchange rate during each quarter to calculate EBITDA and financial expenses, and (2) the real/dollar exchange rate at the end of the period to calculate net debt.

For the 12-month period ended September 30, 2011:

•	the highest ratio of net debt to EBITDA that we reported under these covenants was 2.65 to 1.0; and

•	the lowest ratio of EBITDA to net financial expenses that we reported under these covenants was 5.56 to 1.0.

Accordingly, we were in compliance with these financial covenants at September 30, 2011, and we believe that we will be able to comply with these financial covenants for the foreseeable future. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

Some of these instruments also contain other covenants that could restrict, among other things, the ability of our company and most of our subsidiaries to (1) incur additional indebtedness, (2) incur liens, and (3) merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.

In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

At September 30, 2011, R$2,596.8 million of our real-denominated debt and R$424.0 million of our foreign currency-denominated debt was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

Credit Facilities with BNDES

As of September 30, 2011, the principal amount outstanding under our credit facilities with BNDES was R$2,761.2 million. We have not entered into any material credit facilities with BNDES since December 31, 2010. For a summary of the terms of our material outstanding credit facilities with BNDES as of December 31, 2010, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Credit Facilities with BNDES” in the Braskem Annual Report.

Fixed-Rate Notes

We have issued fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds on which interest is payable quarterly in arrears. The table below sets forth our outstanding fixed-rate debt securities, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount at September 30, 2011	Final Maturity
	(in millions of U.S. dollars)
11.75% Notes due 2014	84.3	January 2014
9.375% Notes due 2015	65.2	June 2015
8.00% Notes due 2017	130.7	January 2017
7.250% Notes due 2018	500.0	June 2018
7.00% Notes due 2020	750.0	May 2020
5.75% Notes due 2021	750.0	April 2021
7.125% Notes due 2041	500.0	July 2041
7.375% Perpetual Bonds	450.0	—

Export Finance Facilities

As of September 30, 2011, the principal amount outstanding under our export prepayment agreements and credit export note facilities was R$4,211.1 million. Except as described below, we have not entered into any material export prepayment agreements or credit export note facilities since December 31, 2010. For a summary of the terms of our material outstanding export prepayment agreements or credit export note facilities as of December 31, 2010, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Export Finance Facilities” in the Braskem Annual Report.

In February 2011, Braskem entered into a credit export facility with Banco do Brasil in an aggregate principal amount of R$250.0 million. The loan proceeds will be used for the acquisition of agricultural products (ethanol) directly from producers and their cooperatives. Principal on this loan is due in two payments of R$50.0 million in February 2013 and R$200.0 million in February 2014. This loan bears interest at a floating rate of approximately 99% of CDI and interest is payable on the principal payment dates.

In February 2011, Braskem entered into a loan agreement with Sumitomo Chemical Company Limited and Crédit Agricole in the aggregate amount of US$200.0 million. The loan proceeds will be used (i) to build a new facility at the existing industrial unit in the Southern Complex, which will have an annual production capacity of 200,000 tons of HDPE and LDPE using bioethanol derived from sugarcane and non-grain feedstock as primary raw materials, and (ii) to upgrade facilities at the Southern Complex, Northeastern Complex and Alagoas and Southeastern Complex. This loan bears interest at a floating rate based on LIBOR plus 1.20% per annum, payable semi-annually in February and August, and matures in February 2021. At September 30, 2011, the outstanding principal and interest under this credit facility was US$200.4 million.

In March 2011, we prepaid all amounts outstanding under a credit export note facility that had been scheduled to mature in March 2017.

In April 2011, Braskem entered into an export note facility with CEF in an aggregate principal amount of R$450.0 million. The loan proceeds will be used to produce petrochemical products to be exported between April 2011 and March 2019. Interest is payable quarterly in January, April, July and October of each year. The loan bears interest at a floating rate of approximately 112.5% of CDI and matures in April 2019.

In June 2011, we prepaid all amounts outstanding under a syndicated export prepayment agreement that had been scheduled to mature in October 2013.

In June 2011, Braskem entered into an agricultural credit note facility with Banco do Brasil in an aggregate principal amount of R$80.0 million. The loan proceeds will be used for the acquisition of agricultural products (ethanol) directly from producers and their cooperatives. Principal on this loan is due in June 2014. This loan bears interest at a floating rate of approximately 98.5% of CDI and interest is payable on the principal payment date.

In August 2011, Braskem entered into an export note facility with CEF in an aggregate principal amount of R$400.0 million. The loan proceeds will be used to produce petrochemical products to be exported between August 2011 and August 2019. Interest is payable quarterly in February, May, August and November of each year. The loan bears interest at a floating rate of approximately 112.5% of CDI and matures in August 2019.

In September 2011, we entered into a loan agreement in the aggregate amount of US$50.0 million with Citibank. The loan proceeds will be used as an advance payment of future exports of chemical, petrochemical and ethanol-based products. This loan bears interest at a floating rate based on LIBOR plus 1.80% per annum and matures in September 2016.

Bank Credit Facilities

As of September 30, 2011, the principal amount outstanding under our bank credit facilities was R$315.6 million. Except as described below, we have not entered into any material bank credit facilities since December 31, 2010. For a summary of the terms of our material outstanding bank credit facilities as of December 31, 2010, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Bank Credit Facilities” in the Braskem Annual Report.

In September 2011, Braskem America, as borrower, and Braskem, as guarantor, entered into a loan agreement in the aggregate amount of US$50.0 million with Sovereign Bank. The loan proceeds will be used to finance the manufacturing and sale of petrochemical products by Braskem America or Braskem, or for general corporate purposes. The loan bears interest at LIBOR plus 1.70% and matures in September 2016.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2011

BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade
Name:	Marcela Aparecida Drehmer Andrade
Title:	Chief Financial Officer